UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________
SCHEDULE 13D/A
(Amendment No. 10)
Under the Securities Exchange Act of 1934
 ___________________________

 MPLX LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
55336V100
(CUSIP Number)
Molly R. Benson
Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840
(419) 422-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 1, 2018
(Date of Event which Requires Filing of this Statement)
 ___________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 55336V100

1.	Name of Reporting Person: Marathon Petroleum Corporation
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 504,701,934(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 504,701,934(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 504,701,934(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 63.6%(2)
14.	Type of Reporting Person: CO

1.
MPLX Logistics Holdings LLC (“MPLX Logistics”) beneficially owns 84,722,985 common units representing limited partner interests in the Issuer (“MPLX Common Units”). MPLX GP LLC (“MPLX GP”) beneficially owns 383,527,195 MPLX Common Units. MPC Investment LLC (“MPC Investment”) beneficially owns 36,451,754 MPLX Common Units. Additionally, MPC Investment owns all of the membership interests in MPLX Logistics and MPLX GP. Accordingly, MPC Investment may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics and MPLX GP. Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics, MPC Investment and MPLX GP.

2.
Based upon 794,080,709 MPLX Common Units issued and outstanding as of October 31, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPC Investment LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 504,701,934(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 504,701,934(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 504,701,934(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 63.6%(2)
14.	Type of Reporting Person: OO

1.
MPLX Logistics beneficially owns 84,722,985 MPLX Common Units. MPLX GP beneficially owns 383,527,195 MPLX Common Units. MPC Investment beneficially owns 36,451,754 MPLX Common Units. Additionally, MPC Investment owns all of the membership interests in MPLX Logistics and MPLX GP. Accordingly, MPC Investment may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics and MPLX GP. MPC owns all of the membership interests in MPC Investment. Accordingly, MPC may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics, MPC Investment and MPLX GP.

2.
Based upon 794,080,709 MPLX Common Units issued and outstanding as of October 31, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPLX Logistics Holdings LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 84,722,985
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 84,722,985
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,722,985
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 10.7%(1)
14.	Type of Reporting Person: OO

1.
Based upon 794,080,709 MPLX Common Units issued and outstanding as of October 31, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPLX GP LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 383,527,195
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 383,527,195
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 383,527,195
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 48.3%(1)
14.	Type of Reporting Person: OO

1.
Based upon 794,080,709 MPLX Common Units issued and outstanding as of October 31, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018.

Explanatory Note: This Amendment No. 10 (this “Amendment”) filed by Marathon Petroleum Corporation (“MPC”), MPC Investment LLC (“MPC Investment”), MPLX Logistics Holdings LLC (“MPLX Logistics”) and MPLX GP LLC (“MPLX GP”) amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests (“MPLX Common Units”) in MPLX LP (the “Issuer”) filed on December 3, 2014 and as amended on December 12, 2014, August 19, 2015, December 7, 2015, April 4, 2016, March 6, 2017, September 1, 2017, December 18, 2017, February 5, 2018 and October 1, 2018 (the “Schedule 13D”). The Schedule 13D is not modified except as specifically provided herein. Any terms capitalized but not defined herein shall have the same meaning as defined in the Schedule 13D.

Item 1.	Security and Issuer
No changes to this Item.

Item 2.	Identity and Background
Item 2 of this Schedule 13D is hereby supplemented as follows:
The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration
No changes to this Item.

Item 4.	Purpose of Transaction
Item 4 of this Schedule 13D is hereby supplemented as follows:
On October 1, 2018, MPC completed its acquisition of Andeavor, a Delaware corporation (“Andeavor”), pursuant to the Agreement and Plan of Merger, dated as of April 29, 2018 (as amended, the “Andeavor Merger Agreement”), by and among Andeavor, MPC, Mahi Inc., a Delaware corporation and a wholly owned subsidiary of MPC, and Andeavor LLC (f/k/a Mahi LLC), a Delaware limited liability company and a wholly owned subsidiary of MPC. Accordingly, MPC may be deemed to be the indirect beneficial owner of approximately 64% of the common units representing limited partner interests of Andeavor Logistics LP (“Andeavor Logistics”) and controls the general partner of Andeavor Logistics, Tesoro Logistics GP, LLC.
In its earnings release issued on November 1, 2018, MPC stated that it plans to engage advisors and begin the process of assessing all options for the Issuer and Andeavor Logistics, which options could include the Issuer acquiring Andeavor Logistics and Andeavor Logistics acquiring the Issuer. However, there can be no assurance that any transaction between the Issuer and Andeavor Logistics will occur or, if a transaction does occur, the timing of or the terms of any transaction.
Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
No change to this Item.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No change to this Item.

Item 7.	Material to be Filed as Exhibits.
No change to this Item.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2018		Marathon Petroleum Corporation

	By:	/s/ Molly R. Benson
Molly R. Benson
Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary

MPC Investment LLC

	By:	/s/ Molly R. Benson
Molly R. Benson
Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary

MPLX Logistics Holdings LLC

	By:	/s/ Molly R. Benson
Molly R. Benson
Assistant Secretary

MPLX GP LLC

	By:	/s/ Molly R. Benson
Molly R. Benson
Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary

Schedule I
Information regarding each director and executive officer of Marathon Petroleum Corporation is set forth below. The business address for each director and executive officer is c/o Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio, United States.

Marathon Petroleum Corporation
Name, Title	Principal Occupation	Citizenship	Transactions in Last 60 Days
Directors

Gary R. Heminger	Chairman and Chief Executive Officer Marathon Petroleum Corporation	U.S.	(32,256)[1]

Gregory J. Goff	Executive Vice Chairman Marathon Petroleum Corporation	U.S.	—

Abdulaziz F. Alkhayyal	Retired Senior Vice President, Industrial Relations Saudi Aramco	Saudi Arabia	106.202[2]

Evan Bayh	Senior Advisor, Apollo Global Management Senior Advisor, Cozen O'Connor Public Strategies and Of Counsel, Cozen O'Connor	U.S.	106.202[2]

Charles E. Bunch	Retired Chairman of the Board and CEO PPG Industries, Inc.	U.S.	106.202[2]

Steven A. Davis	Former Chairman and Chief Executive Officer Bob Evans Farms, Inc.	U.S.	106.202[2]

Edward G. Galante	Retired Senior Vice President and Member of the Management Committee, ExxonMobil Corporation	U.S.	106.202[2]

Donna A. James[3]	Managing Director Lardon & Associates, LLC	U.S.	—

James E. Rohr	Retired Chairman and Chief Executive Officer The PNC Financial Services Group, Inc.	U.S.	106.202[2]

Kim K.W. Rucker	Retired Executive Vice President, General Counsel and Secretary, Andeavor	U.S.	106.202[2]

Frank M. Semple[3]	Retired Chairman, President and Chief Executive Officer MarkWest Energy Partners, L.P.	U.S.	619.513[2]

J. Michael Stice	Dean, Mewbourne College of Earth & Energy University of Oklahoma	U.S.	725.715[2]

John P. Surma	Retired Chairman and Chief Executive Officer United States Steel Corporation	U.S.	725.715[2]

Susan Tomasky	Retired President AEP Transmission, a business division of American Electric Power Co.	U.S.	106.202[2]

Executive Officers

Gary R. Heminger	Chairman and Chief Executive Officer	U.S.	(32,256)[1]

Gregory J. Goff	Executive Vice Chairman	U.S.	—

Raymond L. Brooks	Executive Vice President, Refining	U.S.	—

Suzanne Gagle	General Counsel	U.S.	—

Timothy T. Griffith	Senior Vice President and Chief Financial Officer	U.S.	—

Thomas Kaczynski	Vice President, Finance and Treasurer	U.S.	—

Thomas M. Kelley[4]	Senior Vice President, Marketing	U.S.	—

Anthony R. Kenney	President, Speedway LLC	U.S.	—

C. Michael Palmer	Executive Vice President	U.S.	—

John J. Quaid	Vice President and Controller	U.S.	—

David R. Sauber[5]	Senior Vice President, Human Resources, Health and Administrative Services	U.S	—

Donald C. Templin	President, Refining, Marketing and Supply	U.S	—

(1)
Gives effect to 32,256 MPLX Common Units withheld for tax purposes upon the vesting of phantom units on October 1, 2018. For tax withholding purposes the value of the MPLX Common Units withheld was deemed to be equal to the closing price of $35.24 of an MPLX Common Unit on October 1, 2018.

(2)	Phantom units granted on October 1, 2018 pursuant to the MPLX LP 2018 Incentive Compensation Plan and credited within a deferred account.
(3)	Effective October 1, 2018, no longer serving on MPC board of directors.
(4)	Retired effective October 1, 2018.
(5)	No longer a Section 16 reporting officer effective October 1, 2018.